March 12, 2008
Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC 20549

RE:	Ferrellgas Partners, L.P. Form 10-K for Fiscal Year Ended July 31, 2007 Filed September 28, 2007 Form 10-Q for Fiscal Quarter Ended October 31, 2007 Filed December 6, 2007 File No. 1-11331
Dear Mr. Owings:
This letter is in response to your letter to Mr. James E. Ferrell dated February 29, 2008. To facilitate your review of the above-referenced filings, this letter keys the responses of Ferrellgas Partners, L.P. and its subsidiary registrants (“Ferrellgas Partners”) to your comments.
General
1. In your next response please provide us with, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ANSWER
We acknowledge that Ferrellgas Partners is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Ferrellgas Partners may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended July 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
2. We note your response to comment 1 in our letter dated February 1, 2008. Based upon the information you have provided to us we note that there are significant differences between the gross margin percentages for your customer classes. Based upon the differences in gross margin percentages it appears that a significant increase in sales to one class of customer would have a disproportionate impact on overall gross margins. We do not agree with your assertion that disclosure of sales and gross margins by major customer class would be misleading to the reader. We note your concerns with respect to the possibility of readers making in appropriate inferences based upon disclosure of sales and gross margins by customer class. However, we also note that you will have an opportunity to explain to the readers the factors that contributed to changes in your results of operations. Your response indicates that your pricing decisions are made based upon quantity purchased and that you operate under the assumption that there are certain economies inherent in your distribution costs relative to large volume versus small volume sales. We also believe that your apparent inability to assess bottom line profitability by customer class would be useful information to readers as it would communicate the inherent limitations of your reporting systems and provide additional context to your discussion regarding pricing.
ANSWER
We have considered various approaches to providing more meaningful information about our sales, cost of sales, and gallons by type of customer than what has historically been provided to readers of our financial statements. To develop the best approach to use, we considered the following factors:
•	purchasing behavior of our customer types,

•	the availability of accurate information by customer type,

•	a reader’s expectation of information to be provided by a distribution company such as Ferrellgas; and,

•	similar disclosures of others in our industry.

After considering your comments on this matter and the other factors mentioned above, we will provide propane sales and margin activity for the following major customer classifications:
a)	customers who purchase propane from us as end users (“Retail — Propane Sales to End Users”),

b)	customers who purchase propane from us with the intent to resell (“Wholesale — Propane Sales to Resellers”); and

c)	Other Gas Sales
As is true within both our partnership and the broader propane distribution industry, propane is distributed to two primary customer types 1) a retail class where the propane is used by the end user and 2) a wholesale class where propane is sold to a reseller of the propane. Sales to end users involve a large number of customers that purchase smaller quantities of propane versus sales to resellers where fewer customers purchase a larger quantity of propane for resale. In our business, an end user of propane is managed differently than a reseller of propane. We believe providing propane sales activity in these classifications will help readers of our financial statements better understand our customer demographics and their purchasing behavior patterns. This additional level of customer break-out is consistent with how others in the industry disclose customer types.
Beginning with our third fiscal quarter in 2008, we will provide additional disclosure as set forth in the table below, including an appropriate discussion and analysis within our Results of Operations (the following example of the additional table information to be provided is based upon our first quarter ended October 31, 2007):
Results of Operations

	For the three months		Favorable
	Ended October 31,		(unfavorable)
	2007	2006	Variance
(amounts in thousands)
Propane sales volumes (gallons):
Retail — Sales to End Users	119,176	138,282	(19,106)	(14)%
Wholesale — Sales to Resellers	36,708	41,967	(5,259)	(13)%

	155,884	180,249

Revenues -
Propane and other gas liquids sales:
Retail — Propane Sales to End Users	$232,746	$241,738	$(8,992)	(4)%
Wholesale — Propane Sales to Resellers	85,313	88,631	$(3,318)	(4)%
Other Gas Sales	40,876	14,550	$26,326	181%

	$358,935	$344,919

Gross Margin -
Propane and other gas liquids sales (a):
Retail — Propane Sales to End Users	$72,133	$80,398	$(8,265)	(10)%
Wholesale — Propane Sales to Resellers	29,974	27,461	$2,513	9%
Other Gas Sales	4,309	2,374	$1,935	82%

	$106,416	$110,233

Operating loss	$(4,092)	$(8,133)	$4,041	50%
Interest expense	$22,286	$22,380	$94	—%
(a) Gross margin from propane and other gas liquids sales represents Revenue — Propane and other gas liquids sales less Cost of product sold — propane and other gas liquids sales
In addition, beginning with the third fiscal quarter of 2008, we will inform readers that we do track i) Propane sales volumes, ii) Revenues — Propane and other gas liquids sales; and, iii) Gross Margin — Propane and other gas liquids sales by customer however we are not able to specifically allocate operating and other costs in a manner that would determine their specific profitability with a high degree of accuracy.
Directors and Executive Officers of the Registrants, page 58
3. We note your response to comment 3 in our letter dated February 1, 2008. Please specifically state all positions and offices held by Messrs Wambold, Brown, Caresia and Kline. See Item 401 of Regulation S-K. In addition, please provide sufficient dates for Mr. Brown’s employment prior to 2004 to encompass the past five years.
ANSWER
We agree to provide the additional requested information in future filings. The following reflects the requested additional information as of July 31, 2007:
     Stephen L. Wambold — Mr. Wambold joined our general partner as an Operations Manager in 1997, became Region Vice President in 2004, became Senior Vice President of Operations in 2005 and became President and Chief Operating Officer in 2006. Mr. Wambold obtained his B.A. from Purdue University.
     Tod D. Brown — Mr. Brown joined our general partner as Senior Director of Sales — Blue Rhino in 2004, became Vice President of Sales — Blue Rhino in 2005 and became Vice President — Blue Rhino in 2006. Mr. Brown has oversight for the Blue Rhino business throughout North America. Prior to joining Ferrellgas, Mr. Brown served as Director of Category Sales for Shell Oil Company from 2002 to 2004. Mr. Brown obtained a B.A. degree from Ball State University.

     Eugene D. Caresia—Mr. Caresia joined our general partner as Human Resources Director in 2002 and became Vice President, Human Resources in 2006. Mr. Caresia has oversight of the Human Resources function, which includes Compensation, Benefits, HR Systems, Labor Relations, Employee Relations, Staffing, Employee Development, Legal and Real Estate. Mr. Caresia obtained a master’s degree in Organizational Development and a B.S. degree, both from Brigham Young University.
     Brian J. Kline — Mr. Kline joined our general partner as an Operations Manager in 1996, became Vice President of Sales and Marketing in 2002, became Vice President of Operations in 2004 and became Vice President, Corporate Development in 2006. Mr. Kline has oversight of Acquisitions, Sales, Marketing, Joint Business Ventures and Strategic Alliances. Mr. Kline holds a B.S. in Geophysics from Kansas State University and an MBA from the University of Nebraska.
Please feel free to call me at 913-661-1504 or David Ronn of Greenberg Traurig, LLP at 713-374-3625 to discuss any remaining questions or comments. We thank you for your comments and questions and look forward to your response.

Sincerely,
/s/ Kevin T. Kelly Kevin T. Kelly
Senior Vice President and
Chief Financial Officer

cc:	Mr. David Ronn Greenberg Traurig, LLP

Mr. Clifford Olsen Deloitte & Touche LLP